3/4/03

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SEC FILE NUMBER
8- 14657

SECURI 03012060 COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

1717 CAPITAL MANAGEMENT COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CHRISTIANA EXECUTIVE CAMPUS, 300 CONTINENTAL DRIVE, SUITE 3 SOUTH

(No. and Street)

NEWARK, DELAWARE 19713

(City) (State) (Zip Code)

RECD S.E.C.
FEB 27 2003
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY MASTRANGELO (610) 407-1192

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP, 191 W. NATIONWIDE DRIVE, COLUMBUS, OHIO

(Name — *if individual, state last, first, middle name)*

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LANCE REIHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1717 CAPITAL MANAGEMENT COMPANY, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notarial Seal
Sharon M. Grant, Notary Public
Bethel Twp., Delaware County
My Commission Expires Dec. 23, 2006
Member, Pennsylvania Association Of Notaries

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

1717 CAPITAL MANAGEMENT COMPANY

(a wholly-owned subsidiary of Nationwide Provident Holding Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
PURSUANT TO RULE 17a-5 OF
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2002

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
1717 Capital Management Company:

We have audited the accompanying statement of financial condition of 1717 Capital Management Company as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1717 Capital Management Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 28, 2003

1717 CAPITAL MANAGEMENT COMPANY
(a wholly-owned subsidiary of Nationwide Provident Holding Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2002

Assets		
Cash and cash equivalents	$	2,978,129
Cash and securities segregated under Federal and other regulations		15,753
Receivables:		
Investment companies		1,813,000
Income taxes from affiliate		439,388
Brokers and dealers		323,799
Other receivables		65,161
		2,641,348
Intangible asset		4,020,000
Prepaid expenses		344,163
Clearing organization deposit		65,175
Total assets	$	10,064,568
Liabilities and Stockholder's Equity		
Liabilities:		
Sales commissions and related bonuses payable	$	1,471,324
Accounts payable and accrued expenses		881,652
Payable to affiliates		83,703
Payable to investment companies		15,753
Deferred income taxes		1,758,300
Total liabilities		4,210,732
Contingencies - Note 9		
Stockholder's equity:		
Capital stock, $1 par value, authorized 5,000 shares; issued and outstanding, 2,295 shares		2,295
Capital contributed in excess of par value		6,061,430
Accumulated deficit		(209,889)
Net stockholder's equity		5,853,836
Total liabilities and stockholder's equity	$	10,064,568

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(a wholly-owned subsidiary of Nationwide Provident Holding Company)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

Revenues	
Revenue from sales of variable products of affiliates	$ 24,720,887
Revenue from sales of commissionable securities	23,777,501
Investment advisory fees	6,052,036
Revenue from sales of non-commissionable securities	2,742,822
Interest and dividends	76,993
	57,370,239
Expenses	
Registered representatives' compensation from sales of variable products of affiliates	24,720,887
Registered representatives' compensation from sales of commissionable securities and other advisory services	27,009,744
Administration and servicing costs	3,438,986
Data processing costs	1,698,272
Occupancy and equipment costs	550,168
Communications	331,028
Travel and seminars	225,655
Regulatory fees and expenses	216,026
Amortization of intangible asset	80,000
Other	431,950
	58,702,716
Loss before income taxes	(1,332,477)
Benefit for income taxes:	
Federal	(462,188)
State	(7,015)
	(469,203)
Net loss	$ (863,274)

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(a wholly-owned subsidiary of Nationwide Provident Holding Company)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Capital Stock, $1 Par Value	Capital Contributed in Excess of Par Value	Accumulated Deficit	Net Stockholder's Equity
Balance at January 1, 2002	$ 2,295	$ 3,342,705	$ (1,423,890)	$ 1,921,110
Capital contribution from parent	-	1,000,000	-	1,000,000
Net loss from January 1, 2002 to September 30, 2002	-	-	(653,385)	(653,385)
Balance at September 30, 2002	2,295	4,342,705	(2,077,275)	2,267,725
Purchase accounting adjustments	-	218,725	2,077,275	2,296,000
Capital contribution from parent	-	1,500,000	-	1,500,000
Net loss from October 1, 2002 to December 31, 2002	-	-	(209,889)	(209,889)
Balance at December 31, 2002	$ 2,295	$ 6,061,430	$ (209,889)	$ 5,853,836

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(a wholly-owned subsidiary of Nationwide Provident Holding Company)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(863,274)
Adjustments to reconcile net loss to net cash used in operating activities:		
Noncash charges (credits) to income:		
Amortization		80,000
Deferred income taxes		(35,200)
(Increase) decrease in operating assets:		
Cash and securities segregated under Federal and other regulations		36,247
Receivables		601,805
Prepaid expenses		(12,648)
Increase (decrease) in operating liabilities:		
Sales commissions and related bonuses payable		(435,808)
Accounts payable and accrued expenses		(304,298)
Payable to affiliates		(228,899)
Payable to investment companies		(36,915)
Deferred income taxes		(10,500)
Net cash used in operating activities		(1,209,490)
Cash flows from financing activities:		
Capital contributions from parent		2,500,000
Net cash provided by financing activities		2,500,000
Net increase in cash and cash equivalents		1,290,510
Cash and cash equivalents, beginning of year		1,687,619
Cash and cash equivalents, end of year	$	2,978,129
Noncash investing and financing activities:		
Purchase accounting establishment of intangible asset	$	4,100,000
Deferred income tax liability relating to intangible asset	$	(1,804,000)
Supplemental cash flow information:		
Income taxes received	$	454,858

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY

(a wholly-owned subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

1. Organization:

1717 Capital Management Company (the Company) is a wholly-owned subsidiary of Nationwide Provident Holding Company (NPHC, formerly Providentmutual Holding Company), which is wholly-owned by Nationwide Life Insurance Company of America (NLICA, formerly Provident Mutual Life Insurance Company). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

On October 1, 2002, pursuant to a sponsored demutualization, Provident Mutual Life Insurance Company became a wholly-owned subsidiary of Nationwide Financial Services, Inc. (Nationwide Financial) and changed its name to Nationwide Life Insurance Company of America.

The Company engages in the distribution of variable life insurance policies, variable annuities, investment company shares, investment trust units, and limited partnership interests. The Company is the principal distributor of variable life insurance policies and variable annuity contracts issued by both NLICA and Nationwide Life and Annuity Company of America (NLACA), a wholly-owned subsidiary of NLICA.

2. Significant Accounting Policies:

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash deposits and money market mutual funds. The carrying amount of cash and cash equivalents in the balance sheet approximates its fair value.

Intangible Asset and Stockholder's Equity

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141). SFAS No. 141 requires the application of purchase accounting to be applied to all business combinations, including the allocation of the purchase price to all assets acquired and liabilities assumed. As a result of the acquisition by Nationwide Financial, the Company established an intangible asset in the amount of $4,100,000 on October 1, 2002, representing the present value of future income to be generated by existing accounts and all other revenue generating arrangements. In accordance with SFAS No. 141, on October 1, 2002, the Company recharacterized the accumulated deficit of $2,077,275 as a component of capital contributed in excess of par value.

2. Significant Accounting Policies, continued:

Intangible Asset and Stockholder's Equity, continued

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), addresses how intangible assets should be accounted for after initial recognition. The Company has determined that the intangible asset is to be amortized over its estimated life of 22 years based upon undiscounted cash flows. The Company evaluates the remaining useful life of the intangible asset each reporting period to determine whether events and circumstances warrant impairment to the carrying value or a revision to the remaining period of amortization.

Revenue Recognition

Securities transactions (and related revenue from sale of investment company shares) are recorded on a settlement date basis. There would be no material effect on the financial statements if these transactions were recorded on a trade date basis.

The Company receives commissions based on the sales of variable products of affiliates and subsequently pays commissions to the registered representatives. The transactions are recorded when processed by the affiliates. Commission revenue is reported as "Revenue from sales of variable products of affiliates." Commission expense is reported as "Registered representatives' compensation from sales of variable products of affiliates."

The Company earns revenue from fee-based asset management programs in which another company manages the investments and financial planning services directly for clients. Fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Investment advisory revenue is reported as "Investment advisory fees". Investment advisory expense is reported as "Registered representatives' compensation from sales of commissionable securities and other advisory services".

Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns commission and concession income. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

The Company derives the majority of its revenues from sales generated by the career agents and personal producing general agents of NLICA and NLACA.

In certain instances, the Company's cash balances exceeded the Federally insured limits of $100,000 per institution.

2. Significant Accounting Policies, continued:

Income Taxes

Beginning October 1, 2002, the Company will be included in the consolidated Federal income tax return of NPHC. Prior to October 1, 2002, the Company was included in the consolidated Federal income tax return of Provident Mutual Life Insurance Company. The Company calculates income taxes on a separate company basis. The tax benefits resulting from any operating losses by the Company that would be realized by NPHC based on a consolidated return go to the benefit of the Company.

A consolidated return is not permitted for state income tax purposes. The Company files separate state income tax returns.

Deferred income tax assets and liabilities have been recorded for temporary differences between the reported amounts of assets and liabilities in the accompanying financial statements and those in the Company's income tax returns.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements:

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule also requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital." The minimum net capital requirement was $280,715 at December 31, 2002.

At December 31, 2002, "aggregate indebtedness" was 7.15 times "net capital," and "net capital" amounted to $589,158. The amount of "net capital" in excess of the statutory requirement was $308,443 at December 31, 2002.

1717 CAPITAL MANAGEMENT COMPANY

(a wholly-owned subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

4. Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3 (k)(2)(i).

To qualify for the exemption under Rule 15c3-3 (k)(2)(i), the Company is prohibited from carrying margin accounts, must promptly transmit all customer funds and deliver all securities received in connection with its activities as the broker or dealer, must not otherwise hold funds or securities for, or owe money or securities to, customers and must effectuate all financial transactions between the Company and its customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of the Company".

5. Related Party Transactions:

NLICA charged the Company a fee for services rendered, including the cost of employees, certain facilities, printing and data processing. The Company incurred $5,969,849 in 2002 for these services. The amount payable to NLICA at December 31, 2002 was $83,703.

During 2002, the Company reported revenue and related commission expense for sales of the following NLICA and NLACA products:

NLICA variable life	$21,003,854
NLACA variable life	2,866,497
NLICA variable annuities	193,317
NLACA variable annuities	657,219
	$24,720,887

The Company earns revenue from the distribution of investment company shares for the Sentinel Group Funds, Inc. (Sentinel Funds). Until June 28, 2002, NPHC owned an interest in a joint venture general partnership that provides investment advisory, distribution and administrative services to the Sentinel Funds. During 2002, the Company earned revenue of $561,396 and reported commission expenses of $229,114. The amount receivable from the Sentinel Funds at December 31, 2002 was $4,128.

NPHC made capital contributions to the Company in the amounts of $1,000,000 and $1,500,000 on March 27, 2002 and November 26, 2002, respectively.

1717 CAPITAL MANAGEMENT COMPANY

(a wholly-owned subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

6. Intangible Asset

At December 31, 2002, the gross carrying amount of the intangible asset was $4,100,000 and the accumulated amortization was $80,000. Amortization is based upon an expected life of 22 years. The amortization expense for the year ended December 31, 2002 was $80,000. Estimated amortization expense for the next five years is as follows:

For year ended 12/31/2003	$304,000
For year ended 12/31/2004	$289,000
For year ended 12/31/2005	$274,000
For year ended 12/31/2006	$261,000
For year ended 12/31/2007	$248,000

7. Income Taxes

The income tax benefit for 2002 was as follows:

Current tax benefit:	
Federal	$(434,188)
State and local	185
Total current tax benefit	(434,003)
Deferred tax benefit:	
Federal	(28,000)
State	(7,200)
Total deferred tax benefit	(35,200)
Total tax benefit	$(469,203)

The benefit for income taxes differs from the amount of income tax benefit determined by applying the applicable statutory Federal income tax rate to pretax loss as a result of the following differences:

Federal income tax at statutory rate	$(466,367)
Increase (decrease) in effective rate resulting from:	
State and local taxes, net	(4,560)
Other, including prior year adjustments	1,724
Total tax benefit	$(469,203)

1717 CAPITAL MANAGEMENT COMPANY

(a wholly-owned subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

7. Income Taxes, continued

Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 are as follows:

Deferred tax assets:	
State net operating loss carryforward	$ 260,703
Reserve for litigation	10,500
Total gross deferred tax assets	271,203
Less valuation allowance	(260,703)
Net deferred tax assets	10,500
Deferred tax liabilities:	
Intangible asset	1,768,800
Net deferred tax liability	$1,758,300

A valuation allowance is required to be established for any portion of the deferred tax asset that management believes will not be realized. The Company has state net operating loss carryforwards, the tax effect of which was $260,703 at December 31, 2002. As a result of carryforward limitations, a valuation allowance has been established against the entire balance at December 31, 2002.

8. Agreement With Carrying Broker

The Company has entered into an agreement with a broker (the "carrying broker") to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The carrying broker remits commission revenue to the Company net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the carrying broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions.

9. Contingencies:

The Company is a defendant in lawsuits related to its securities business. The lawsuits are in the discovery phase; accordingly, management and legal counsel are unable to express an opinion as to the outcome or effect that the lawsuits will have on the Company's financial condition. NLICA has agreed to indemnify the Company for losses, if any, resulting from these lawsuits in excess of $30,000. This action prevents any unfavorable outcome arising from the lawsuits having a material effect on the financial condition of the Company.

1717 CAPITAL MANAGEMENT COMPANY

(a wholly-owned subsidiary of Nationwide Provident Holding Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership of equity from balance sheet	$ 5,853,836
2.	Deduct: Ownership equity not allowable for net capital	-
		5,853,836
3.	Total ownership equity qualified for net capital	
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	5,853,836
6.	Deductions and/or charges:	
	A. Total nonallowable assets from Schedule of Nonallowable Assets	(5,188,543)
	B. Other (deductions) and/or charges	(20,000)
7.	Other additions and/or credits	-
8.	Net capital before haircuts on securities positions	645,293
9.	Haircuts on securities:	
	C. Money market funds	(56,135)
	D. Security Positions	0
10.	Net capital	$ 589,158

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$ 280,715
12.	Minimum net capital requirement of reporting broker	250,000
13.	Net capital requirement (greater of line 11 or 12)	280,715
14.	Excess net capital (line 10 less line 13)	308,443
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	$ 168,084

Continued

1717 CAPITAL MANAGEMENT COMPANY

(a wholly-owned subsidiary of Nationwide Provident Holding Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934, **Continued**

As of December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from balance sheet	$	4,210,732
17.	Add drafts for immediate credit		-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19.	Total aggregate indebtedness	$	4,210,732
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		715%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation prepared by 1717 Capital Management Company included in the Firm's unaudited Part II FOCUS Report filing as of the same date.

SCHEDULE OF NONALLOWABLE ASSETS (LINE 6A)

Intangible assets	$	4,020,000
Receivables from investment companies, brokers and dealers, affiliates and others		824,380
Prepaid expenses		344,163
Total line 6A	$	5,188,543

See accompanying independent auditors' report.